

Mail Stop 3561

July 12, 2006

Via U.S. Mail and Fax (865) 437-2620
Michael C. Crabtree
President and Chief Financial Officer
IdleAire Technologies Corporation
410 N. Cedar Bluff Road, Suite 200
Knoxville, TN 37923

> **RE: IdleAire Technologies Corporation**
> **Amended Form 10-SB for the fiscal year ended December 31, 2005**
> **Filed June 30, 2006**
>
> **File No. 0-51966**

Dear Mr. Crabtree:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think that you should amend your Form 10-SB in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Registration Statement filed on Form 10-SB

General

1. We note your response to prior comment 6 and that comments on your amended confidential treatment requests will again be forthcoming in a separate letter.

2. Reference is made to the studies you provided to us in response to comment 3 regarding assertions made throughout the Form 10-SB with respect to your industry, and actual and potential market share. Revise to make clear when the assertions are based upon the company's internal data as opposed to independent, third party data.

Item 2. MD&A or Plan of Operation

Liquidity and Capital Resources: Year Ended December 31, 2005, Part I page 14

3. We reissue prior comment 13. Your revised disclosure does not fully identify the primary reasons for the variability in your operating cash flows as shown in the statement of cash flows and the potential for future variability and uncertainty. For example discuss the impact of deferred revenue, cash receipts from sales and cash payments for expenditures on operating cash flows.

Financial Statements for the Year Ended December 31, 2005

Statements of Operations, Part F/S page 4

Note 3 – Property and Equipment, Part F/S page 14

4. Refer to prior comment 20. Since you present "Depreciation and amortization" as a separate line item on your statement of operations, you should revise the line item labeled "Direct site operating costs" to clearly indicate in a parenthetical note the amount of excluded deprecation.

*   *   *   *

As appropriate, please amend your filing and respond to our comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or myself at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director